UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PHENOMEX INC.

(Name of Subject Company)

PHENOMEX INC.

(Name of Person Filing Statement)

Common Stock, $0.00005 par value per share

(Title of Class of Securities)

084310101

(CUSIP Number of Class of Securities)

Scott Chaplin

Chief Legal Officer

PhenomeX Inc.

5858 Horton Street, Suite 320

Emeryville, California, 94608

(510) 858-2855

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Damien Zoubek, Esq.

Oliver Board, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, Floor 31

New York, NY 10022

(212) 277-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2023, as amended and supplemented by Amendment No. 1 filed with the SEC on September 20, 2023, (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by PhenomeX Inc., a Delaware corporation (“Company”). This Schedule 14D-9 relates to the cash tender offer by Bird Mergersub Corporation, a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Bruker Corporation, a Delaware corporation (“Parent” or “Bruker”), to purchase all of the outstanding shares of common stock, par value $0.00005 per share (the “Shares”) at a purchase price of $1.00 per Share (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2023 (as amended or supplemented from time to time in accordance with the Merger Agreement described below, the “Offer to Purchase”), and the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto from time to time in accordance with the Merger Agreement described below, constitutes the “Offer”), copies of which were incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs immediately preceding the heading “Forward-Looking Statements”:

Expiration of the Offer

At 12:00 midnight, New York City time, on September 29, 2023 (one minute after 11:59 p.m., New York City time, on September 28, 2023), the Offer expired as scheduled and was not extended. Merger Sub was advised by Equiniti Trust Company, LLC, the depositary for the Offer, that, as of the expiration time of the Offer, a total of 81,254,441 Shares were validly tendered into and not withdrawn pursuant to the Offer, representing approximately 81.5% of the currently outstanding Shares.

The number of Shares tendered into the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied, Merger Sub has accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer prior to the expiration time of the Offer.

As the final step of the acquisition process, the Company, Parent and Merger Sub will, as promptly as practicable following the acceptance of the Shares for payment, but in any event no later than the date of, and immediately following, the payment for the Shares in the Offer, effect the Merger under Section 251(h) of the DGCL, pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation. At the Merger Effective Time, each Share then outstanding will be converted into Merger Consideration, other than (i) shares of Company Restricted Stock, which will be treated as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Treatment of Equity Awards in the Transactions”, (ii) Shares owned by the Company as treasury stock, (iii) Shares directly owned by Parent or Merger Sub or by any direct or indirect wholly owned subsidiary of the Company or any direct or indirect wholly owned subsidiary of Parent (other than Merger Sub) or of Merger Sub, (iv) Shares irrevocably accepted for payment by Merger Sub in the Offer or (v) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL as described above in this Item 8 under the heading “Appraisal Rights.”

Following the consummation of the Merger, the Shares will be delisted from Nasdaq and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PHENOMEX INC.

By:	/s/ Scott Chaplin
Name: Scott Chaplin
Title: Chief Legal Officer

Dated: September 29, 2023

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